

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 22, 2022

Brian Foote
Chief Executive Officer
Humbl, Inc.
600 B Street, Suite 300
San Diego, California 92101

      Re: HUMBL, Inc.
             Amendment No. 6 to Registration Statement on Form S-1
             Filed June 14, 2022
             File No. 333-261403

Dear Mr. Foote:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 6, 2022 letter.

Amendment No. 6 to Registration Statement on Form S-1 Filed June 14, 2022

HUMBL, Inc. Consolidated Statements of Operations (Unaudited) for the Three Months Ended March 31, 2022 and 2021
Notes to Consolidated Financial Statements
Note 4: Business Combinations and Acquisitions of Assets, page F-53

1.   We reviewed your response to comment 9. Please provide us with your consideration of the indicators in ASC 805-10-55-25 in reaching your conclusion. For example, tell us if vesting is automatically forfeited if employment terminates.

Note 12. Convertible Promissory Notes, page F-61

2.   We note your response to comment 12. Please revise your disclosure to explain the accounting for the expensing of the debt discount of $1,250,527 at the time of the convertible note exchanges and where it is recognized in the consolidated statement of operations for the three months ended March 31, 2022. In your disclosure, please explain why no gain or loss was recognized upon the note exchanges.

        You may contact Robert Shapiro at 202-551-3273 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Mara Ransom at 202-551-3264 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services

cc: Ernest Stern